UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 5, 2010**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain officers.**

(b) David B. Burritt, currently Vice President and Chief Financial Officer of Caterpillar Inc. (the "Company"), will retire from the position of Vice President and Chief Financial Officer effective June 1, 2010 and will provide transitional support as an employee of the Company until October 1, 2010.

(c) On April 30, 2010, the Company's Board of Directors elected Edward J. Rapp (53), currently Group President of the Company, to the additional position of Chief Financial Officer, effective June 1, 2010. Mr. Rapp has been Group President of the Company since 2007 with responsibility for managing the Company's Building Construction Products Division, Financial Products Division, Global Finance and Strategic Services Division, Global Information Systems Division and Legal Services Division and from 2004 – 2007 was Vice President – Building Construction Products Division.

Item 9.01. **Financial Statements and Exhibits.**

(d)   Exhibits:

99.1   May 5, 2010 Press Release

****

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

May 5, 2010   By: */s/ James B. Buda*
                                                    James B. Buda
                                                    Vice President, General Counsel and
                                                    Secretary

EXHIBIT 99.1

News

May 5, 2010

Caterpillar contact:
 Jim Dugan
Corporate Public Affairs
309-494-4100
dugan_jim@cat.com

FOR IMMEDIATE RELEASE

<u>Caterpillar Streamlines Corporate Structure; Greater Emphasis on Agility, Cost Management and Meeting Customer Needs</u>

Company reduces number of officers; Chief Financial Officer and General Counsel to report directly to Chairman and CEO

PEORIA, Ill. – Supporting its long-term strategy, considering officer retirements and recognizing the need to create a leaner, more agile, customer-focused company, Caterpillar Inc. (NYSE: CAT) today announced a number of executive changes and a streamlined corporate structure. Vice Chairman and CEO-Elect Doug Oberhelman is leading a team that is updating the company's strategy, which was first introduced by Chairman and CEO Jim Owens in 2005. The changes announced today will support this updated strategy.

"Six months ago we announced our leadership transition to give Doug the time to develop and refine the next phase of our strategy and structure and to devote energy to thinking about how Caterpillar can elevate itself to the next level," said Owens. "The updated strategy will be unveiled shortly. I am excited about how we've positioned the company and where the updated strategy will take us. The new organization is positioned well for execution and will help assure the realization of our Vision 2020," Owens added.

The structural changes for Caterpillar start within the company's executive office. Once he becomes CEO, effective July 1, 2010, Oberhelman will not be replaced as a group president. As such, the number of Caterpillar group presidents will be reduced from six to five. In addition, each of the remaining five group presidents will have divisions reporting to them that will provide greater clarity and structure so the group presidents and their organizations can deliver best-in-class products and services with attractive profitability across the entire company. As part of the new structure, the Chief Financial Officer (CFO) and Chief Legal Officer (CLO) will report directly to the Chairman and CEO. Group President Ed Rapp will become CFO and will lead many of the company's corporate services divisions. Jim Buda, Vice President, General Counsel and Secretary, will also report directly to the Chairman and CEO.

"We are sharpening our focus and creating a leaner, more responsive Caterpillar by giving each group president greater responsibility and accountability for the ultimate success and profitability of their businesses," Oberhelman said. "We are assigning resources to the leaders of these businesses so they will have all the levers to pull to deliver results, design and produce the highest-quality products, and lead and develop a team of people around the world with the goal of reaching new levels of excellence," Oberhelman added.

Streamlined Structure

Caterpillar developed this more efficient corporate structure to better position the company to support and serve its customers. The new structure will consolidate the number of traditional corporate divisions, reducing the number from 32 to 29. These changes will also result in a number of new responsibilities for some vice presidents.

"In response to the recession of late 2008 and 2009, Caterpillar made significant reductions to our workforce, while also reducing costs across the company," Oberhelman said. "Our response to the recession helped reveal the opportunity to change Caterpillar's structure by also reducing the number of divisions and group presidents. I'm proud to work for the global leader in our industry, but we cannot take our leadership position for granted. The only way we can maintain our leadership position is by helping our customers be more successful with us than they can be working with anyone else. This new structure will make our company and our people more responsive, more decisive and more accountable," Oberhelman added.

Group President responsibilities

Group Presidents Rich Lavin and Steve Wunning will be responsible for leading Caterpillar's machine businesses. They will lead divisions supporting machine product design and development, focused industry sales execution and a greater emphasis on quality and manufacturing excellence. Recognizing the growth potential and opportunities for Caterpillar in the key emerging markets of Asia, Lavin will relocate to Asia later this year to provide senior executive leadership in this critical region of the world.

Group President Stu Levenick will be responsible for leading an enhanced focus on aggressively growing Caterpillar's aftermarket parts and product support capabilities, its logistics business, remanufacturing and components, as well as its global marketing and distribution organizations, which directly support Caterpillar's global dealer organization.

Group President Gerard Vittecoq will be responsible for Caterpillar's growing energy and power systems business. This includes Caterpillar's engine, turbines, gas and marine, electric power systems businesses and its wholly owned subsidiary, Progress Rail.

Group President and CFO Ed Rapp will be responsible for leading many of Caterpillar's services divisions, which provide support and services across the entire Caterpillar enterprise.

In addition to the new corporate structure, Caterpillar is announcing that several vice presidents will retire from the company. The retirement announcements are directly below. Replacements and other officer moves follow in this news release.

Burritt retirement

After more than 32 years with the company, Dave Burritt will retire as Caterpillar's Vice President and Chief Financial Officer on June 1, 2010. Burritt has been a Caterpillar Vice President and CFO since 2004 and currently has responsibility for Global Finance & Strategic Services Division, which spans six continents with responsibility for accounting, treasury, tax, investor relations, internal auditing, strategic and business development and finance transformation.

Rapp said, "Dave's passion for our business will be missed, along with his exceptional people development skills. His tireless work effort with the highest integrity and drive for world-class operational performance are hallmarks of his career at Caterpillar. He leaves a strong legacy for those who follow him."

Burritt began his career at Caterpillar in 1978 as an accountant at the Mapleton foundry and has held various positions around the globe. Throughout his career he has created positive change. He led the business measurements effort resulting from our 1990 reorganization, deployment of No Error - On Demand Business Information, corporate deployment of 6 Sigma and most recently, project and cash management of "trough" planning during the recent financial crisis. Burritt graduated from Bradley University with a Bachelor of Science degree in accounting in 1977 and received his MBA from the University of Illinois in 1990. Burritt is a certified public accountant, member of the AICPA, a certified management accountant and member of the IMA. Burritt is also a member of the Lockheed Martin Board of Directors where he serves as its Audit Committee Chairman.

Waters retirement

After more than 32 years with the company, Jim Waters will retire June 1, 2010, as Vice President of Caterpillar's Production Center of Excellence Division, which includes the Caterpillar Production System (CPS) and 6 Sigma.

As the company continues to transform itself with CPS and strive for exceptional manufacturing performance, the CPS organization will report directly to Wunning effective June 1, 2010.

"With CPS, we have initiated an historic transformation of our manufacturing processes, which are significantly improving our global competitiveness," said Vittecoq. "We have made good progress building the foundation that will lead to CPS and 6 Sigma being embedded in everything we do. Jim should be especially satisfied with his work to significantly improve safety to world-class levels and with the product quality improvements we have achieved with CPS," Vittecoq added.

Waters joined the company as an engineering co-op trainee in 1978. He held numerous staff engineering positions in planning and manufacturing and systems. He moved to Japan in 1990 to the Hydraulic Excavator Design Center with Shin Caterpillar Mitsubishi (SCM)—now Caterpillar Japan Ltd. (CJL)—where he held positions in component design and production. He became Managing Director of Production there in 1993. He served as Managing Director and General Manager of the Leicester, England, Building Construction Products Division facility from 1996 to 2002, when he became General Manager of the hydraulics and hydraulic systems business in Joliet, Ill. He was elected a Vice President in 2005.

"Caterpillar operations throughout the world are making major improvements as CPS transforms Caterpillar's culture and its way of doing business," Oberhelman said. "Moving forward, each business unit will build on our CPS journey— and supported by our updated strategy— we will drive greater progress and continual improvements in everything we do," Oberhelman added.

Pflederer retirement

After more than 34 years with the company, Mark Pflederer will retire June 1, 2010, as Vice President with responsibility for the Electronics and Machine Systems Division. Effective June 1, the division's electronics business units will be combined with the Advanced Systems Division under the leadership of Vice President Hans Haefeli, and the Machine Design Center will be consolidated into the Product Development & Global Technology Division led by Vice President Tana Utley.

"Our machines, engines and components have become more advanced and sophisticated with higher reliance on electronics and integrated systems to improve our product's performance and fuel economy," said Wunning. "Mark's passion and leadership in engineering and technology have been very important as Caterpillar has provided leading emissions solutions and other technologies that meet the needs of our customers," Wunning added.

Pflederer joined Caterpillar in 1976 and has held a variety of engineering and management positions throughout the company. In 1990, he became New Product Introduction (NPI) program manager for medium wheel loaders at the Aurora, Ill., facility. In 1991, he became NPI Manager for large wheel loaders and in 1992, Technical Manager for the New Technology Department, Technical Services Division. From 1996 to 1999, he served as Director of Engineering, Building Construction Products Division in Clayton, N.C. In 1999, he was named General Manager of Electronics & Electrical Systems within the Component Products & Control Systems Division. Pflederer was elected a Vice President in 2003.

Murphy retirement

After more than 40 years with the company, Dan Murphy will retire as Vice President of the Global Purchasing Division on June 1, 2010. A replacement for Murphy will be announced at a later date.

"Dan's greatest legacy with Caterpillar will be the creation of our global purchasing organization, which helped Caterpillar achieve a stronger and more collaborative relationship with our suppliers throughout the world," Wunning said. "Dan also played a very important leadership role for our manufacturing operations over the course of his long career," Wunning added.

Murphy joined Caterpillar in 1969 as a trainee in plant operations in East Peoria, Ill. He held various manufacturing and engineering positions in Decatur, Ill., before being named an Assistant Division Manager in Products Control in 1976 in Peoria, Ill. In 1978 he was named Products Control Supervisor for Caterpillar Overseas S.A., based in Geneva, Switzerland. He returned to Decatur in 1980 as a Factory Superintendent. Murphy became Corporate Assistant Director of Manufacturing in 1986, a position he held until 1990 when he was named Manufacturing Manager in Aurora, Ill. After a corporate-wide reorganization that year, he was named a Product Manager of excavators. In 1996, he was named General Manager of the Mossville Engine Center. Murphy was elected a Vice President later that year. In 2001, Caterpillar created its Global Purchasing Division, and Murphy was selected to lead the new organization.

Beeler retirement

After more than 30 years with the company, Rod Beeler will retire as Vice President of the Marketing & Product Support Center of Excellence on June 1, 2010.

"Holding significant roles in our distribution and product support organizations in North America, Europe, Australia and Asia, Rod continually demonstrated a passion for helping our dealers develop and provide solutions for our customers," said Levenick. "In particular, Rod led the build out of our dealer organization in the developing nations of Asia Pacific, expanded our customer support organization and laid a solid foundation of future leaders during his time as Vice President with responsibility for distribution in Asia," Levenick added.

Beeler joined Caterpillar as a parts sales trainee in 1979. During the next 10 years, he held a number of sales and support positions in product support sales and service as well as in machine sales. In 1993, he became District Manager for Caterpillar of Australia Ltd. in Perth and in 1995 assumed similar responsibilities in Sydney. In 1997 and 1998, he participated in the Distribution Study, which resulted in the overall distribution strategy the company has been implementing since then. From 1998 to 2000, he held marketing management positions for Caterpillar Overseas S.A. in Geneva, Switzerland. In 2004, he was elected Vice President of the Asia Pacific Marketing Division in Singapore. He assumed his current position in 2009.

New responsibilities for Gosselin

Caterpillar Vice President Steve Gosselin will replace Beeler effective June 1, 2010. Gosselin is currently the President of Solar Turbines Incorporated, a wholly-owned Caterpillar subsidiary and the leader in manufacturing industrial gas turbines. In his new role, Gosselin will lead a newly strengthened Aftermarket Parts, Product Support & Marketing Division that will be more focused and accountable for aggressively growing Caterpillar's parts and product support business.

"From the very beginning, Caterpillar has made its mark with our support after the first sale," Levenick said. "Our dealer network literally spans the world to offer support in the most remote regions of the world at a moment's notice. As the President of Solar Turbines and during his career with Caterpillar, Steve has repeatedly demonstrated unwavering focus on customer satisfaction, with a keen understanding of how critically important parts and product support are as a key differentiator for Caterpillar," Levenick added. "Steve will lead this re-energized initiative, strengthening our business model—and ensuring our customers see the lowest owning and operating costs through the life of a Cat machine or engine or other product or service. This is what made us what we are today and what will enable us to be what we want to be in the future."

Since joining Caterpillar in 1979 as a parts and service sales trainee, Gosselin has held numerous positions in product support, machine and engine businesses. In 1994, he was named Area Manager, based in London, responsible for the machinery business in the Northwest quadrant of Europe. From 1998 to 2000, Gosselin served as the North American Distribution Manager for the Engine Products Division. He was named Regional Manager for the North American Commercial Division (NACD) in 2000. In 2002, he was elected a Vice President with responsibility for NACD with accountability for the company's North American dealer development and machine marketing. In 2006, he was named as the President of Solar Turbines Incorporated.

New responsibilities for Bozeman

To provide greater operational excellence in its core North American manufacturing operations, Caterpillar is creating the Integrated Manufacturing Operations Division with responsibility for operations located in East Peoria, Decatur and Aurora, Illinois; Monterrey and

Torreon, Mexico; Peterlee, UK and Thiruvallur, India. Effective June 1, 2010, Vice President David Bozeman has been selected to lead this new division.

"David is a dynamic leader who has brought an outside perspective to our company while building on his proven success with Harley-Davidson," Wunning said. "The facilities that will be under David's leadership represent some of our largest and most complex manufacturing operations in the world. More than half of the machines we build in these U.S. facilities are exported outside of the United States. David has made great strides in improving manufacturing excellence for our Core Components Division, and I am sure he will bring a similarly sharp focus to his new role," Wunning added.

Prior to joining Caterpillar in 2008, Bozeman was Vice President, Advanced Manufacturing, Harley-Davidson Motor Company. During his career with Harley-Davidson, Bozeman held a series of progressively more responsible positions with the company in the areas of engineering, manufacturing and quality. In 2009, Bozeman was elected a Caterpillar Vice President with his current responsibility for the Core Components Division.

Effective June 1, 2010, the Core Components Division will be consolidated with Caterpillar's Remanufacturing Division. Steve Fisher, currently Vice President, Remanufacturing Division, will lead this newly expanded division.

New responsibilities for Springer

Bill Springer, Caterpillar Vice President with responsibility for the Quarry and Specialty Industries Division (QSID), will assume new responsibilities, which include Caterpillar's global paving products, forestry products and tunnel boring products. Caterpillar's Work Tools business and its Governmental and Defense Products group will continue reporting to Springer as a part of the new Diversified Products Division. Springer's new responsibilities will take effect June 1, 2010.

Sales execution and coverage for all industries will be finalized at a later date.

"The paving, forestry, tunnel boring, governmental and defense and work tools industries all have unique characteristics and customer requirements, and given Bill's extensive background and career as a leader in developing solutions for customers, he is an ideal fit for this new division," said Wunning.

Springer joined Caterpillar in 1973. Early in his career, Springer worked in various parts and service marketing positions, including six years working extensively with Caterpillar dealers in Latin America and the Middle East. In 1979, Springer returned to Peoria, Ill., and spent the next 10 years in a variety of product support development and marketing roles including Marketing Manager for Cat Service Technology Group. In 1989, he was named General Manager for Cat Export Services, a parts distribution organization responsible for handling customers' direct export parts orders. Three years later, Springer accepted the position of District Manager with Caterpillar of Australia where he worked closely with dealer senior management and large international customers. In 1998, he became President of Caterpillar Logistics Services, Inc., responsible for all third-party logistics clients such as Daimler Chrysler, Harley-Davidson and Ericcson. Springer was elected a Vice President for the Product Support Division in 2002. He has held his current position since 2009.

Umpleby elected Caterpillar Vice President, President of Solar Turbines

Caterpillar's Board of Directors has elected Jim Umpleby to replace Gosselin as a Caterpillar Vice President and the President of Solar Turbines. Umpleby is currently a Solar Turbines Vice President with responsibilities for the company's oil and gas business. During his career with Solar, he has worked around the world in a range of jobs with increasing responsibilities. In addition to his current position, he has previously been a Solar Vice President with responsibility for customer services, turbomachinery products and power generation.

"Solar Turbines has been one of our best performing businesses for many years, demonstrating consistent profitability, world-class manufacturing operations and a focus on customer support and service that is the gold standard in the industry," Vittecoq said. "During his career with Solar, Jim has played critical roles in engineering, marketing, operations and customer services. As a Solar Vice President, he has provided leadership in developing the company's strategy for growth and industry leadership," Vittecoq added. "Solar is a very important part of our overall business, and I can't think of an individual who is more qualified to take Solar to the next level of customer support and product excellence."

Umpleby joined Solar Turbines in 1980 as an associate engineer. Over the course of the next decade with Solar, he held a number of engineering and sales positions with growing responsibilities. In 1994, he became the Director of Power Systems Operations and Plant Manager of Solar's Kearny Mesa gas turbine packaging facility. In 1997, he became a Solar Vice President with responsibility for customer services. In 2005, Umpleby assumed responsibilities as a General Manager for Global Services in Caterpillar's Product Support Division. He has held his current position as Solar's Vice President for oil and gas since 2007.

Halverson elected Vice President

As previously mentioned, the CFO position will be elevated to the company's executive office, and Rapp will assume the CFO position and responsibilities for many of the company's corporate services divisions effective June 1, 2010. Caterpillar's Board of Directors has elected Brad Halverson, currently Caterpillar's Corporate Controller, as Vice President of Finance and Accounting effective June 1, 2010.

"Brad's experience across many business units, including our European operations, engine business, strategy and business development and most recently as Corporate Controller, will serve him well in his new role. Brad has delivered on many important projects ranging from the deployment of our measurement system in the early '90s to his current leadership on the Strategic Planning Committee. Brad's global perspective coupled with his strong business acumen and results focus make him ideal for this leadership position," said Rapp.

Halverson has had a variety of experiences of increasing responsibilities at Caterpillar. After auditing and tax experience with Price Waterhouse, he joined the company in 1988 as an accountant. In 1993, he moved to Geneva, Switzerland, as a Strategy and Planning Consultant with Caterpillar Overseas, S.A. He went on to become Controller in Europe, responsible for Caterpillar's financial reporting in Europe, Africa and the Middle East and returned to the United States in 1996 to manage general accounting and financial systems. From 1998 until 2002, Halverson managed a variety of business resources in Caterpillar's Engine Division and was named Director of Corporate Business Development before becoming Corporate Controller in December 2004.

About Caterpillar:
For more than 85 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2009 sales and revenues of $32.396 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at: http://www.cat.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relate to future events and expectations and, as such, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and Caterpillar does not undertake to update its forward-looking statements.

It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors, including, but not limited to: (i) economic volatility in the global economy generally and in capital and credit markets; (ii) Caterpillar's ability to generate cash from operations, secure external funding for operations and manage liquidity needs; (iii) adverse changes in the economic conditions of the industries or markets Caterpillar serves; (iv) government regulations or policies, including those affecting interest rates, liquidity, access to capital and government spending on infrastructure development; (v) commodity price increases and/or limited availability of raw materials and component products, including steel; (vi) compliance costs associated with environmental laws and regulations; (vii) Caterpillar's and Cat Financial's ability to maintain their respective credit ratings, material increases in either company's cost of borrowing or an inability of either company to access capital markets; (viii) financial condition and credit worthiness of Cat Financial's customers; (ix) material adverse changes in our customers' access to liquidity and capital; (x) market acceptance of Caterpillar's products and services; (xi) effects of changes in the competitive environment, which may include decreased market share, lack of acceptance of price increases, and/or negative changes to our geographic and product mix of sales; (xii) Caterpillar's ability to successfully implement Caterpillar Production System or other productivity initiatives; (xiii) international trade and investment policies, such as import quotas, capital controls or tariffs; (xiv) failure of Caterpillar or Cat Financial to comply with financial covenants in their respective credit facilities; (xv) adverse changes in sourcing practices for our dealers or original equipment manufacturers; (xvi) additional tax expense or exposure; (xvii) political and economic risks associated with our global operations, including changes in laws, regulations or government policies, currency restrictions, restrictions on repatriation of earnings, burdensome tariffs or quotas, national and international conflict, including terrorist acts and political and economic instability or civil unrest in the countries in which Caterpillar operates; (xviii) currency fluctuations, particularly increases and decreases in the U.S. dollar against other currencies; (xix) increased payment obligations under our pension plans; (xx) inability to successfully integrate and realize expected benefits from acquisitions; (xxi) significant legal proceedings, claims, lawsuits or investigations; (xxii) potential imposition of significant costs due to the enactment of healthcare reform legislation; (xxiii) changes in accounting standards or adoption of new accounting standards; (xxiv) adverse effects of natural disasters; and (xxv) other factors described in more detail in "Item 1A – Risk Factors" in Part I of our Form 10-K filed with the SEC on February 19, 2010 for the year ended December 31, 2009 and our Form 10-Q filed with the SEC on May 3, 2010. This filing is available on our website at www.cat.com/sec_filings.